[Endwave Letterhead]

June 15, 2005

VIA EDGAR AND FACSIMILE

Michele Anderson, Esq.
Albert Pappas, Esq.
Terry French
Christine Bashaw
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Endwave Corporation Registration Statement on Form S-3 (File No. 333-123577)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Endwave Corporation hereby applies for an order granting the immediate withdrawal of the above-referenced registration statement. The registration statement has not been declared effective and no shares have been sold pursuant to the offering contemplated thereby. The registration statement is being withdrawn in order to avoid any allegation that certain inadvertent pre-offering publicity constitutes a violation of Section 5 of the Securities Act of 1933, as amended.

Please do not hesitate to call me at (408) 522-3105 or Jodie Bourdet of Cooley Godward LLP, our legal counsel, at (415) 693-2054 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Julianne M. Biagini

Julianne M. Biagini
Chief Financial Officer

cc:	Edward Keible, Chief Executive Officer, Endwave Corporation Kenneth Guernsey, Esq., Cooley Godward LLP, counsel to the issuer
Jodie Bourdet, Esq., Cooley Godward LLP, counsel to the issuer
Christopher Kaufman, Esq., Latham & Watkins LLP, counsel to the underwriters
Linda Lorenat, Esq., Latham & Watkins LLP, counsel to the underwriters